Filed by Auddia Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Auddia Inc.

Commission File No.: 001-40071

Date: February 25, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 17, 2026, by and among Auddia Inc., a Delaware corporation (“Auddia”), McCarthy Finney, Inc., a Delaware corporation (“Holdco”), Auddia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Auddia Merger Sub”), Thramann Merger Sub LLC, a Colorado limited liability company and wholly owned subsidiary of Holdco (“Thramann Merger Sub” and together with Auddia Merger Sub, the “Merger Subs”), and Thramann Holdings, LLC, a Colorado limited liability company (“Thramann”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Thramann Merger Sub will merge with and into Thramann, with Thramann surviving the merger as a wholly owned subsidiary of Holdco (the “Thramann Merger”) and (ii) Auddia Merger Sub will merge with and into Auddia (“Auddia Merger” and together with the Thramann Merger, the “Mergers”), with Auddia surviving the merger as a wholly owned subsidiary of Holdco.

On February 25, 2026, Auddia issued the following press release.

Auddia Highlights LT350 Business as Core AI Infrastructure Asset in Proposed Merger

Proprietary technology turns any parking lot into a revenue generating datacenter delivering AI inference at the edge without absorbing parking spaces

Supports the fastest, most secure, and lowest cost inference runs for the highest paying customers handling the most sensitive data

LT350 accounts for approximately 50% of McCarthy Finney’s $250 million DCF valuation

BOULDER, CO / February 25, 2026 / Auddia Inc. (NASDAQ:AUUD) (“Auddia” or the “Company”), today announced a comprehensive strategic overview of LT350, a distributed AI compute business engineered to address two of the most urgent constraints in the AI infrastructure market; GPU underutilization and grid-constrained datacenter deployment. LT350 is one of three new businesses that would be combined with Auddia in the new McCarthy Finney holding company if Auddia’s recently announced business combination with Thramann Holdings, LLC (“Thramann Holdings”) is completed.

LT350 represents a breakthrough in AI infrastructure design protected by 13 issued and 3 pending patents, creating a defensible, highly differentiated deployment platform for distributed AI infrastructure. Unlike large, centralized datacenters, LT350 aims to deploy a network of small, interconnected datacenters across parking lots without absorbing any parking lot space. Instead of utilizing containerized or ground mounted micro data centers, LT350 integrates modular GPU, memory, and battery cartridges directly into the ceiling of its proprietary solar parking-lot canopy, transforming the airspace above the parking lot into a revenue generating high performance AI compute datacenter optimized for inference.

“Hyperscalers built the training layer,” said Jeff Thramann, CEO of Auddia and founder of LT350. “LT350 is building the distributed inference layer — one that we believe will be faster to deploy, cheaper to operate, and dramatically more energy efficient, while generating premium revenue for premium inference compute services.”

The Company believes LT350 creates numerous advantages in the datacenter space.

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A New Infrastructure Model for the Inference Era

AI workloads are shifting from centralized training to real-time, distributed inference, creating demand for compute that is:

•	Physically close to data sources
•	Less dependent on strained regional electrical grids
•	Faster to deploy
•	More cost predictable
•	Aligned with data sovereignty and compliance requirements for sensitive data

LT350’s canopy-integrated architecture enables high-performance compute to be deployed directly at the point of need — in the parking lots of hospitals, financial campuses, research parks, logistics hubs, and autonomous-vehicle depots — without displacing parking or requiring new land acquisition.

“I believe LT350 solves the three constraints that define the next decade of AI infrastructure: latency, power, and land,” said Thramann. “By integrating compute into the ceiling of a patented solar canopy, LT350 preserves all parking functionality while creating a new, revenue-producing layer of AI infrastructure above it. This is a structurally advantaged platform for the inference era for many reasons.”

Designed for High-Value, Regulated, and Latency Sensitive Workloads

LT350’s architecture is purpose-built for customers who require deterministic performance, physical data sovereignty, and proximity to operations. Target verticals include:

•	Hospitals and health systems requiring HIPAA-aligned inference
•	Financial institutions needing low-latency model execution
•	Defense and aerospace organizations with strict isolation requirements
•	Biotech and research campuses running sensitive workloads
•	Autonomous-vehicle fleets needing local data offload and model updates

By placing AI compute mere feet from these environments with secure, direct connections, LT350 delivers performance and assurance levels that management believes centralized cloud datacenters cannot match. Inference customers with the specialized compute requirements that match to what LT350 aims to deliver are typically the highest paying customers. LT350 is not competing with hyperscalers on price. Instead, LT350 complements hyperscalers by serving inference workloads that cannot be efficiently or compliantly handled in centralized cloud datacenters, thus competing in the space by providing the highest quality inference services for the highest sensitivity data.

Power-Sovereign Architecture for a Constrained Grid

LT350 supports the grid by integrating solar generation and battery storage directly into each canopy, enabling:

•	Behind-the-meter power buffering
•	Peak-shaving
•	Curtailment resilience
•	Reduced interconnection requirements
•	Predictable long-term power economics

This design aims to position LT350 to scale even as utilities, regulators, and hyperscalers face mounting grid constraints.

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Parking-Lot Deployment: Faster, Cheaper, Zero Land Cost

LT350 deploys in existing parking lots, leveraging the elevated canopy ceiling to preserve all parking functionality. This creates three structural advantages:

•	Zero land acquisition costs and readily available sites adjacent to the best customers
•	No loss of parking as a non-revenue generating asset converts to revenue generation
•	Faster deployment as zoning, permitting, and environmental hurdles are minimized

We believe the result is deployment in months, not years, with materially lower capex.

A New Economic Model for Inference Infrastructure

By combining modular GPU deployment, solar-plus-storage energy systems, and parking-lot-based datacenters, The Company believes LT350 delivers a fundamentally different cost and performance profile for AI compute:

•	Higher utilization by matching GPU cartridge deployment to inference need
•	Higher revenue from delivering higher quality inference services
•	Lower energy costs from solar generation and off peak battery charging
•	Reduced grid impact from solar and batteries
•	Faster deployment due to parking lot availability and no infrastructure upgrades
•	Improved resilience inherent in a distributed AI network

For information about LT350, please visit www.LT350.com.

About LT350, LLC

LT350 is a distributed AI data center company with 13 issued and 3 pending patents on a proprietary solar parking lot canopy infrastructure platform that integrates modular battery storage and GPU cartridges into the ceiling of the canopy to turn any parking lot into an AI data center. LT350 aims to build the most secure, lowest latency, cost effective, and rapidly deployed network of distributed AI data centers at the edge by leveraging the use of underutilized parking lot space while strengthening the existing power infrastructure of local utilities.

About Auddia Inc.

Auddia, through its proprietary AI platform for audio, is reinventing not only how consumers engage with AM/FM radio, podcasts, and other audio content but also how artists and labels promote their music and gain access to mainstream radio audiences. Auddia’s Discovr Radio is the first music-promotion platform to deliver artists guaranteed exposure to radio listeners. Auddia’s flagship audio superapp, called faidr, delivers multiple industry firsts, including:

•	Ad-free listening on any AM/FM music station
•	Content skipping across any AM/FM music station
•	One-touch skipping of entire podcast ad breaks
•	Integrated artist discovery experiences

For more information, visit www.auddia.com

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Cautionary Note on Forward-Looking Statements

Certain statements in this communication, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Auddia, Thramann Holdings, and the proposed merger between Auddia and Thramann Holdings (the “Proposed Transaction”) and other matters. These forward-looking statements include, but are not limited to, express or implied statements relating to Auddia’s and Thramann Holdings’ management expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the structure, timing and completion of the proposed merger by and between Auddia and Thramann Holdings, and the expected effects, perceived benefits or opportunities of the Proposed Transaction; the combined company’s listing on Nasdaq after the closing of the Proposed Transaction; expectations regarding the structure, timing and completion of the financing needed to close the Proposed Transaction, including investment amounts from investors, timing of closing of the Proposed Transaction, expected proceed, expectations regarding the use of proceeds, and impact on ownership structure; the anticipated timing of the closing; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any additional financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any products and services of the combined company; the cash balance of the combined entity at closing; expectations related to the anticipated timing of the closing of the Proposed Transaction (the “Closing”); the expectations regarding the ownership structure of the combined company; the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “MCFN” after the Closing; and other statements that are not historical fact.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are made based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management, concerning future developments and their potential effects. There can be no assurance that future developments affecting Auddia, Thramann Holdings, or the Proposed Transaction will be those that have been anticipated.

These forward-looking statements involve a number of risks and uncertainties, some of which are beyond Auddia’s or Thramann Holdings’ control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing or consummation of the Proposed Transaction are not satisfied, including the failure to timely obtain approval of the proposed merger from Auddia’s stockholders the risk that the required financing is not obtained in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transaction; risks related to Auddia’s continued listing on Nasdaq until closing of the Proposed Transaction and the combined company’s ability to remain listed following the Closing; uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Auddia’s or Thramann Holdings’ business relationships, operating results and business generally; costs related to the merger; the risk that as a result of adjustments to the exchange ratio, Auddia’s or Thramann Holdings’ stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Auddia’s common stock relative to the value suggested by the exchange ratio; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance the development of its products and services; costs of the Proposed Transaction and unexpected costs, charges or expenses resulting from the Proposed Transaction; potential adverse reactions or changes to business relationships, operating results, and business generally, resulting from the announcement or completion of the Proposed Transaction;

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Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Auddia’s Annual Report on Form 10-K for the year ended December 31, 2024, which was originally filed with the SEC on March 5, 2025,subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that Auddia makes and will make with the SEC in connection with the Proposed Transaction, including the Form S-4 and Proxy Statement described below, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Auddia from time to time. Should one or more of these risks or uncertainties materialize, or should any of Auddia’s or Thramann Holdings’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Auddia nor Thramann Holdings undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Auddia or Thramann Holdings.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transaction Will be Filed with the SEC

This communication relates to the proposed merger involving Auddia and Thramann Holdings and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed Transaction, Auddia intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Auddia may file with the SEC and/or send to Auddia’s stockholders in connection with the proposed merger. AUDDIA URGES, BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AUDDIA, THRAMANN HOLDINGS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Auddia with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Auddia with the SEC will also be available free of charge on Auddia’s website at www.auddiainc.com, or by contacting Auddia’s Investor Relations at investors.auddiainc.com/contact. In addition, investors and stockholders should note that Auddia with investors and the public using its website at investors.auddiainc.com.

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Participants in the Solicitation

Auddia, Thramann Holdings, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Auddia’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about Auddia’s directors and executive officers, including a description of their interests in Auddia, is included in Auddia’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 5, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Thramann Holdings, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Investor Relations:

Kirin Smith, President

PCG Advisory, Inc.

ksmith@pcgadvisory.com

www.pcgadvisory.com

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